United States Securities and Exchange Commission
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: Alphabet, Inc.
Name of persons relying on exemption: Harrington Investments Inc.

Address of persons relying on exemption:

1001 2nd Street Suite 325 Napa, CA 94559

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Dear Fellow Alphabet Shareholder:

I write to urge you to vote in favor of item #15 on the Alphabet Inc. proxy statement for the 2023 annual meeting.

Introduction

Harrington Investments and co-filers Aviva Investors, Nordea Asset Management and Mary Hawkins a member of Ekō (formerly Sum of Us), submitted a shareholder resolution to Alphabet that requests that the company hire an outside, independent law firm to evaluate the performance of the board’s Audit and Compliance Committee. Although the company opposes it, we ask you to join us and vote in favor of this resolution as the risks to shareholder value continue to multiply.

Alphabet Board’s Audit and Compliance Committee is charged with overseeing “Alphabet’s major risk exposures, including financial, operational, data privacy and security, competition, legal, regulatory, compliance, civil and human rights, sustainability, and reputational risks.” Nevertheless, there are increasing concerns regarding threats posed to the company by litigation and regulation, as well as the impact on public well-being of Alphabet’s attention to data privacy, content management, corporate transparency, and artificial intelligence (“AI”).

Against the backdrop of grave legal, regulatory, and social challenges, the company’s failure to meet – in proponents’ view – modern corporate governance standards related to risk oversight1 is unacceptable. For this reason, we believe an independent review of the company’s risk monitoring is required. A review should consider whether the board is properly instilling a culture of risk monitoring and accountability, the extent to which the board seeks to mitigate risk, and what steps could be taken – including training – to appropriately assess social impacts and risks.

Key Risks

Antitrust Litigation

Most significantly, Alphabet is facing a plethora of potentially devastating legal action. The company is facing two lawsuits instituted by the Department of Justice. The first alleges Alphabet has agreements requiring preinstallation of its search engine and prohibiting the installation of competing engines, including with Apple on its Safari browser, and has used monopoly profits to buy preferential treatment for its search engine on other devices and browsers.2 The second alleges the company has abused its dominance over technologies that deliver ads online,3 an issue also under investigation by European and UK regulators.4

In addition, the European Union’ General Court recently upheld an antitrust ruling finding Google’s Android operating system violated Europe’s competition law and imposed a $4.12 billion fine.5

State Litigation

Additionally, Alphabet is facing a multitude of state cases. Rhode Island is leading a lawsuit alleging the company fraudulently concealed security vulnerabilities, including in its Google+ social network6 in the course of which a federal appellate court found a “strong inference”” the company’s then-Chief Executive Larry Page, as well as Sundar Pichai, were aware of yet intentionally concealed the information from investors.7

The District of Columbia, Indiana, Texas, and Washington have filed a lawsuit alleging Google has deceived consumers and invaded their privacy in its use of tracking location data,8 and Google paid Arizona $85 million with the Arizona attorney general to settle allegations the company was intentionally misleading customers about its location privacy settings.9

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1 See https://www.icgn.org/sites/default/files/2021-06/ICGN%20Corp%20Risk%20Oversightweb.pdf.

2 https://www.justice.gov/opa/pr/justice-department-sues-monopolist-google-violating-antitrust-laws.

3 https://www.justice.gov/opa/pr/justice-department-sues-google-monopolizing-digital-advertising-technologies.

4 https://www.bloomberg.com/news/articles/2022-03-11/meta-google-hit-with-eu-antitrust-probe-into-online-advertising.

5 https://observer.com/2022/09/google-lose-appeal-european-union-antitrust-ruling/.

6 https://www.reuters.com/technology/google-must-face-shareholder-lawsuit-claiming-it-hid-security-risks-2021-06-16/.

7 https://cdn.ca9.uscourts.gov/datastore/opinions/2021/06/16/20-15638.pdf.

8 https://apnews.com/article/technology-business-lawsuits-district-of-columbia-de23ecc89b7f113de4e8fd49cda1305c.

9 https://www.usatoday.com/story/money/2022/10/05/google-arizona-lawsuit-settlment-85-million/8185226001/.

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Educators are concerned about the impact of Alphabet’s YouTube platform on kids. Boards of Education in California,10 Florida,11 New Jersey,12 Pennsylvania,13 and Washington14 have joined a class action lawsuit against social media companies, including YouTube, alleging the platforms rely on artificial intelligence and machine learning technology designed to be addictive and deliver harmful content to children to the detriment of their mental health.15 Further, in December 2022, a federal appeals court held that a lawsuit alleging Alphabet violates the privacy of children younger than 13 by tracking their YouTube activity in order to send them advertisements may move forward.16

Google settled a class action lawsuit with Illinois residents for $100 million for violating a state privacy law17 by misusing photographs in the Google Photos app.18 Attorneys general for 16 states and Puerto Rico sued Alphabet for monopolizing the online digital advertising market, alleging Alphabet and Meta illegally agreed to manipulate the online auctions in which ad space is bought and sold.19

Content Management

The company also faces content management issues. In recent years, researchers have found YouTube has failed to remove channels disseminating antisemitic and white supremacist content,20 and has spread dis and misinformation globally,21 especially in languages other than English.22 Other analysts have found Google’s ad platforms to be a critical source of funding for covid, climate, election, and other disinformation websites, yet the platforms are opaque to those seeking to monitor sellers of website space for advertisements who may be violating the platforms’ terms of use.23

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10 https://techxplore.com/news/2023-03-california-sue-tiktok-snap-youtube.html.

11 https://www.mypanhandle.com/news/schools/bay-district-schools-suing-social-media-companies/.

12 https://www.mycentraljersey.com/story/news/local/courts/2023/03/27/nj-students-facebook-tiktok-youtube-instagram-snapchat-watchung-hills/70042451007/.

13 https://www.mycentraljersey.com/story/news/2023/03/17/bucks-county-sues-facebook-snapchat-tiktok-instagram-and-youtube/70009579007/.

14 https://www.seattleschools.org/news/social-media-case/.

15 https://www.washingtonpost.com/education/2023/03/19/school-lawsuits-social-media-mental-health/.

16 https://www.reuters.com/technology/google-youtube-content-providers-must-face-us-childrens-privacy-lawsuit-2022-12-28/.

17 https://www.ilga.gov/legislation/ilcs/ilcs3.asp?ActID=3004&ChapterID=57.

18 https://www.usatoday.com/story/tech/2022/06/03/google-pay-illinois-settlement-photo-privacy/7495827001/

19 https://www.bloomberg.com/news/articles/2022-08-09/doj-poised-to-sue-google-over-ad-market-as-soon-as-september?leadSource=uverify%20wall; https://www.bloomberg.com/news/articles/2021-10-22/google-takes-up-to-42-from-ads-states-say-in-antitrust-case?leadSource=uverify%20wall.

20 https://www.adl.org/resources/blog/despite-youtube-policy-update-anti-semitic-white-supremacist-channels-remain.

21 https://www.forbes.com/sites/michaelposner/2022/06/17/youtube-amplifies-misinformation-and-hatred-but-heres-what-we-can-do-about-it/?sh=773225ed1592.

22 https://www.washingtonpost.com/outlook/2021/10/28/misinformation-spanish-facebook-social-media/.

23 https://checkmyads.org/branded/google-ads-has-become-a-massive-dark-money-operation/.

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Similarly, Google makes millions of dollars from fake news by partnering with hyper-partisan sites that often post inaccurate information.24 Google grants many such sites the ability to hide their identities from advertisers that might otherwise object to the ads appearing on their pages, allowing Google to continue profiting from the ad placement. In addition, major U.S. brands have found their advertisements placed on websites that have been under Treasury department sanctions.25 And, as recently as February 2023, despite a policy to cut off from the company’s ad technology any site that “exploits, dismisses, or condones the war” in Ukraine, researchers found “Google continues to monetize dozens of sites that advance Russian disinformation, including the English language version of Pravda.ru,” a site operated by a self-described supporter of Russian President Vladimir Putin.26

Artificial Intelligence

Finally, Alphabet’s forays into artificial intelligence pose other risks. The White House released its “ Blueprint for an AI Bill of Rights,” suggesting the use of AI consider safety, avoid discrimination, protect data privacy, inform users when its being applied, and allow people to opt out of AI interaction.27 Google CEO Sundar Pichai recently discussed the risks of AI explaining, AI could be abused by bad actors to quickly create deepfake videos to spread disinformation and “cause a lot of harm” at a societal scale.28 A group of technology luminaries, including Apple co-founder Steve Wozniak, Tom Gruber, who led the team that created Apple’s Siri, MIT professor and Future of Life Institute President Max Tegmark and many others penned an open letter arguing that AI should be paused because of the lack of “planning and management” while AI labs are “locked in an out-of-control race to develop and deploy ever more powerful digital minds that no one – not even their creators – can understand, predict, or reliably control.”29

Company Opposition and Response

Alphabet opposes the resolution, claiming its Audit and Compliance Committee “has the requisite experience, skill set, and protocols to conduct the robust risk oversight sought by the proponent.”30 The board notes the Audit and Compliance Committee met nine times in 2022 and “regularly receives reports from senior management on matters including data privacy, human rights, and civil rights. . .” and considers risks related to “alleged antitrust violations and risks related to AI.” The board argues that an outside assessment of the Audit Committee’s performance “would not result in appreciably better direction or performance,” and that the “time and effort” involved in creating the report proponents seek might “distract” from the board’s and committee’s work. Finally, Alphabet explains that the Audit and Compliance Committee “regularly reviews and reassesses the adequacy of its charter and makes recommendations regarding any proposed changes.”

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24 https://techtransparencyproject.cdn.prismic.io/techtransparencyproject/8278e466-0e84-42ad-806f-beaf5d290acc_Google_Fake_News.pdf.

25 https://adalytics.io/blog/adtech-sanctions.

26 https://adalytics.io/blog/adtech-sanctions.

27 https://www.whitehouse.gov/wp-content/uploads/2022/10/Blueprint-for-an-AI-Bill-of-Rights.pdf.

28 https://www.cbsnews.com/news/google-artificial-intelligence-future-60-minutes-transcript-2023-04-16/.

29 https://futureoflife.org/open-letter/pause-giant-ai-experiments/.

30 https://abc.xyz/investor/static/pdf/2023_alphabet_proxy_statement.pdf?cache=3d0d861.

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Alphabet’s objections to the proposal are meritless and irrelevant.

First, nowhere did proponents suggest members of the Audit and Compliance Committee lack the requisite skill or experience necessary to serve on the Audit and Compliance Committee. Neither have proponents questioned the adequacy of the committee’s charter.

Second, having an outside, independent law firm assess the extent to which the Audit and Compliance Committee has implemented or may implement best practices for corporate risk poses no substantial burden on the committee. Proponents seek a report recommending any appropriate mitigation measures such as additional access to internal and external experts, director training, increased committee engagement or greater delegation of risk issues to a separate board committee, and considering whether providing an avenue for employees to anonymously report issues to the board or committee would be beneficial.

An outside independent law firm would conduct the proposed review largely by examining material previously gathered and provided to the Audit and Compliance Committee and by learning the identities and expertise of those individuals with whom the Audit and Compliance Committee has met and reviewing what these individuals shared. While the outside reviewers might well seek interviews with members of the Audit and Compliance Committee, characterizing the few hours this might require of them as overly burdensome, or “distracting” is disingenuous. Further, committee members and the full board stand to reap important insights from the proposed audit.

Benefits of Proposal

As explained in the supporting statement of the proposal, the requested audit could uncover information such as: whether the committee’s meeting frequency and structure are adequate, whether the committee is receiving sufficient information from management, how the board ensures effective communication to and from the committee, how the committee is evaluated by the board, and how effectively the board and management are identifying early warning signals for risk. The audit also could suggest mitigation measures such as additional access to internal and external experts, director training, increasing the frequency of committee engagement with management, or providing an avenue for employees to anonymously report issues to the committee. Further, the audit would build shareholder confidence and assuage concerns regarding the board’s Audit and Compliance Committee’s performance. All of this would be invaluable to the board and shareholders.

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Conclusion

Given the outsized impact of Alphabet on society, and shareholders’ significant financial investment in the company’s success, it is imperative the company have the personnel, tools, and motivation to competently evaluate the risks of its products and decision-making. While the dual class shareholder structure ultimately precludes a majority vote on any resolution the company opposes, a significant demonstration of support, particularly by large institutional investors, can push the company to act. Therefore, we ask that you join us and support this important resolution.

If you have any questions about the resolution or would like to discuss this further, please contact Melanie Sloan at msloan@campaignforaccountability.org, or 202-365-0606.

Thank you for your consideration.

Sincerely,

John Harrington

President & CEO

Harrington Investments, Inc.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Harrington Investments Inc. is not able to vote your proxies, nor does this communication contemplate such an event. Harrington Investments Inc. urges shareholders to vote for Item No. 14 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Harrington Investments Inc. as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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